Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo Announces Investment Agreement to Establish Polysilicon and Silicon Metal Project to Integrate Upstream Supply

Shanghai, China—December 13, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiary Xinjiang Daqo has signed an investment agreement to create a silicon-based new materials industrial park. Located in Shihezi, China, the project covers two phases. The first phase of the project consists of 150,000MT of silicon metal production, 50,000MT of polysilicon, and 1.2 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The second phase of the project consists of 150,000MT of silicon metal production, 50,000MT of polysilicon, and 1.0 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The implementation of this project, as well as its construction and completion time, is contingent upon market conditions, Xinjiang Daqo’s shareholder approval, as well as relevant government filings and approvals, including energy consumption approval. Based on the agreement, the project is expected to receive green electricity as well as renewable energy green power certificates.

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “We are delighted to announce our latest expansion plan that will allow us to leverage Shihezi’s advantages in rich natural resources and attractive electricity rates that are unmatched by any other location. In particular, the silicon metal project is strategically important to the Company’s ability to deliver sustainable growth. Integrating our upstream supply will enhance our competitive advantages in cost and quality, as well as minimize raw materials price fluctuations. Furthermore, with the ability to oversee and control the upstream process, we will be able to satisfy our supply chain due diligence and traceability requirements, which we believe are key to our future competitiveness. After the completion of both phases, the Company expects to produce all silicon metal raw material that it needs. We are confident that the upstream supply chain integration will enable us to capture additional market opportunities and strengthen our leadership position in the polysilicon industry.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, the outlook for the first half of 2023, Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in the political and regulatory environment. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.